UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 0-27478

(Check One)

☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q
☐ Form N-SAR	☐ Form N-CSR

For Period Ended: December 31, 2003

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -	REGISTRANT INFORMATION

BALLY TOTAL FITNESS HOLDING CORPORATION

Full Name of Registrant
Former Name if Applicable

8700 WEST BRYN MAWR AVENUE

Address of Principal Executive Office (Street and Number)

CHICAGO, ILLINOIS 60631

City, State and Zip Code

PART II -	RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate):  ☒

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -	NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-0, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed period.

The Registrant is in the process of incorporating into its financial statements to be included in its Annual Report on Form 10-K for the year ended December 31, 2003 the impact of a change in accounting method with respect to recognition of membership revenues. As the Registrant announced in a press release on March 11, 2004 (which release was furnished to the Commission under Item 12 of Form 8-K), the Registrant has elected to change from its prior method of estimation-based deferral accounting to a preferable modified cash basis of accounting for its membership revenues effective with the 2003 period. This change and related items result in non-cash charges aggregating $675 million, including a $43 million restatement resulting from a correction of an error relating to prior calculation of a portion of prepaid dues. The Registrant and its independent auditors are working diligently to complete the financial statements and year-end audit reflecting these matters. The Registrant anticipates that the Form 10-K will be completed and filed on or before the fifteenth calendar day following the prescribed due date for the Form 10-K.

PART IV -	OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

John W. Dwyer	(773)	380-3000

(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As described in the Registrant’s March 11, 2004 press release referred to in Part III above, the Registrant reported for 2003 a net loss of $646.0 million or $19.78 per diluted share, which includes $675 million of non-cash charges arising from the conversion to a modified cash basis of accounting, related changes to deferred taxes and correction of an error relating to prior calculation of a portion of prepaid dues. For the 2003 fourth quarter, the Registrant reported a net loss of $8.0 million, or $.24 per diluted share. Additional information is set forth in the Registrant’s press release, which was furnished to the Commission on Form 8-K.

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BALLY TOTAL FITNESS HOLDING CORPORATION
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 12, 2004	By:	/s/ John W. Dwyer

John W. Dwyer
Chief Financial Officer

ATTENTION

Intentional misstatements or omissions of fact constitute
Federal Criminal Violations (See 18 U.S.C. 1001)

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